

Mail Stop 7010

March 3, 2009

Alexei I. Kim
Chairman and President
Promotora Valle Hermosa, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

> **Re:** **Promotora Valle Hermosa, Inc.**
> **Amendment No. 2 to Schedule 14C filed February 13, 2009**
> **Form 10-KSB for fiscal year ended December 31, 2007**
> **Form 10-Q for the period ended September 30, 2008**
> **Form 8-K/A filed on September 3, 2008**
> **File No. 000-27199**

Dear Mr. Kim:

We have reviewed your response letter dated February 13, 2009 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

Amendment No. 2 to Schedule 14C

General

1. We note your response to question 1 of our January 21, 2009 letter. Supplementally, please tell us the legal basis for why the issuance of shares by you in the acquisition of OJSC "494 UNR" did not require stockholder approval.

2. We note your response to question 4. Please disclose the number of common and preferred shares held by Mr. Kim that was used as consideration for the purchase of 494 UNR. Also, please disclose information pursuant to Item 407(b) of Regulation S-K and provide information in a director compensation table pursuant to Item 402(k) of Regulation S-K.

3. We note your response to question 5. We reissue the comment. Please disclose the information required by Item 3 of Schedule 14C.

4. Please disclose the information required by Item 407(d)(3) of Regulation S-K.

5. Please ensure that the financial statements and corresponding financial information included comply with Rule 3-12 of Regulation S-X.

Background of the Transaction, page 4

6. We reissue comment 8 of our January 21, 2009 letter. Please provide more information about the predecessor's operations and future prospects.

Negotiations Leading to Acquisition of 494 UNR, page 4

7. Please discuss the consideration of Baulemente Kuhn LTD as merger candidate in greater detail.

8. Please disclose the reasons that the new company's shareholders and management agreed not to vote for a reverse split for at least one year from the closing of the merger agreement.

Business, page 6

9. We note your response to question 15. Please provide further detail about your various business segments. For instance, what percentage of your business is housing, infrastructure, and road base materials, etc.? Disclose the principal customers for each of your segments and products (i.e. government, private companies or individuals).

10. Please discuss your intellectual property in greater detail.

Management's Discussion and Analysis, page 20

11. You state that you expect a stable level of sales in 2009 related to your road base products. Given that road base product revenues for the nine month period ended September 30, 2008 decreased by $22,778,070 or 60% from the comparable period of 2007, please further clarify whether you expect road base product revenues for 2009 to be comparable to 2008 or 2007.

Alexei I. Kim
Promotora Valle Hermosa, Inc.
March 3, 2009
Page 3

12. We note your response to prior comment 19. As previously requested, please address the following related to the discussion of your results of operations:

   • Please provide a discussion of any statement of operations line item in which there have been significant changes when comparing periods. For example, please also discuss the reasons for significant changes in the other income and provision for income taxes line items; and

   • Please separately discuss cost of sales related to home building and road base product revenues in a similar manner to your revenues discussion.

13. Please discuss with quantification the business reasons for changes between periods in the income from operations of each of your segments.

Liquidity and Financial Resources, page 23

14. We note your response to prior comment 20. As previously requested, please provide a comprehensive discussion of your liquidity and financial resources. Your discussion should include a discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and financial resources. It does not appear that these additional disclosures have been provided. Please also address the following:

   • Please clearly identify and separately describe any internal and external sources of liquidity aside from your reported cash and cash equivalents. You should also disclose any material unused sources of liquid assets;

   • You state that your sources of liquidity are a broad range of financial institutions in the Russian Federation, and in Japan, the United States and Europe, including banks, private equity funds and investment banks. You should clarify whether you have received any firm commitments from any of these financial institutions to provide you with financing. If not, please clarify how you determined that these are viable sources of liquidity; and

   • You have had net cash used in operating activities for each of the two years ended December 31, 2007 and the nine months ended September 30, 2008. Your reported cash and cash equivalents amount has decreased by approximately $9 million or 134% from 12/31/06 to 12/31/07 and again decreased by approximately $2.6 million or 39% from December 31, 2007 to September 30, 2008. In light of the above items, you should clearly explain how you believe that your current sources of cash are sufficient to meet your basic needs in 2009.

15. We note your response to prior comment 33. Given that your receivables have increased by approximately 100% from December 31, 2007 to September 20, 2008 while revenues have slightly decreased during the nine months ended September 30, 2008, please expand your disclosures to provide a comprehensive explanation as to how you determined that your receivables are collectible and no allowance for doubtful accounts needed to be recorded at December 31, 2007 and September 30, 2008. In this explanation, you should consider including an analysis of days sales outstanding for your receivables for each period presented along with an explanation of any material variances. Such disclosure would provide investors with a better understanding of the collectability of your receivables. Refer to instruction 5 to Item 303(a) of Regulation S-K for guidance.

Critical Accounting Policies

Inventories, page 23

16. We note your responses to prior comments 21 and 22. Your disclosures in your recent developments section on page 21 indicate that some indicators of potential impairment may be present. If so, you should clearly disclose and also discuss the results of your inventory evaluation. We again remind you that to the extent you gather and analyze information regarding the risks of recoverability of your inventory, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, please consider how you can constructively convey the potential risk associated with these inventory amounts. Please also consider disclosing contract cancellations in dollar amount for each period.

Financial Statements

Audited Financial Statements

Notes to the Financial Statements

General

17. We note your response to prior comment 27. As previously requested, please disclose in a footnote to your financial statements the terms of this repayment, including which loan this relates to. Please also disclose the amount of the realized foreign exchange gain recorded when the loan was repaid, how you

determined this amount, and how you determined it was appropriate to record this gain in your determination of income from operations, rather than below income from operations. Refer to Rule 5-03 of Regulation S-X.

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 36

18. We note your response to prior comment 32. For the refundable advances from customers, please disclose the terms and conditions under which these amounts could be refunded. Please also discuss in MD&A changes in your refund rate from period to period, if material.

Post Development Completion Costs, page 37

19. We note your response to prior comment 34. As previously requested, please disclose whether you record revenue prior to completing this additional work and your basis for doing so.

Interest, page 38

20. Please disclose the specific projects for which you are capitalizing interest. Given that you have been working on these projects since 2006, you should disclose when you expect these projects to be completed and why they are taking so long to complete. Please confirm that none of the inventory related to these projects has been sold. Please also discuss what consideration you have given as to whether the inventory related to these projects may be impaired given that it appears you have been unable to sell the inventory.

Prepaid Expenses, page 39

21. We note your response to prior comment 36. Please further disclose how you determined it was appropriate to include these payments to subcontractors in prepaid expenses instead of in inventories. Please also disclose what consideration is given to these costs in your inventory impairment evaluation.

Note 8. Segment Information, page 44

22. Please disclose total assets for each segment and provide a corresponding reconciliation to consolidated assets. Refer to paragraph 25 of SFAS 131.

Unaudited Financial Statements

General

    23. Please address the above comments in your interim filings, as applicable.

Consolidated Statement of Stockholders' Equity, page 51

    24. Please tell us how you arrived at the paid-in capital and retained earnings adjustment amounts related to the effect of reverse acquisition. You should show the specific computation used to arrive to each of these adjustment amounts.

Form 10-KSB for the Year Ended December 31, 2007

    25. We note your response to question 47. A change in control does not relieve the current directors and officers from their obligation to sign the exhibit 31.1 and 32.2 certifications and the amendment to the Form 10-K. This is consistent with the principle that we have followed since 2002 that the persons who are performing the functions of the principal executive officer and the principal financial officer of the issuer at the time of the filing are the persons who sign the certification. An example of this principle can be found in Question 14 of the Division of Corporation Finance – Sarbanes-Oxley Act of 2002- Frequently Asked Questions, which can be found at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm. Accordingly, we reissue our comment. Please have your current certifying officers issue the exhibit 31.1 and 31.2 certifications in their proper form.

Conclusion

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Alexei I. Kim
Promotora Valle Hermosa, Inc.
March 3, 2009
Page 7

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
    Jackson & Campbell, P.C.
    One Lafayette Centre, 300 South Tower
    1120 20th Street, N.W.
    Washington, D.C. 20036